EXHIBIT (k)(4)

AMENDMENT NO. 2 TO ADMINISTRATION AGREEMENT FOR
REPORTING AND ACCOUNTING SERVICES

This amendment No. 2 (the "Amendment") to the Administration Agreement for Reporting and Accounting Services dated July 9, 1992 (the "Agreement"), between State Street Bank and Trust Company (the "Bank") and The China Fund, Inc. (the "Fund") is dated as of March 11, 2004.

WHEREAS, pursuant to the Agreement the Bank provides administrative and other services to the Fund; and

WHEREAS, by Amendment No. 1, dated March 7, 2002, to the Agreement, the Fund expanded the administrative services provided by the Bank to include legal administration services to the Fund for an additional fee;

WHEREAS, the parties now wish to amend the fee schedule of the Agreement with respect to the legal administration services;

NOW, THEREFORE, the parties agree as follows:

1.	Schedule C describing the fees payable to the Bank is deleted in its entirety and Schedule C in the form attached to this Amendment is substituted therefor.

2.	All other terms and conditions of the Agreement, as amended, remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed by their officers designated below as of the date set forth above.

THE CHINA FUND, INC.		STATE STREET BANK AND TRUST COMPANY
By:	/s/ Mary Moran Zeven	By:	/s/ Gary L. French
Name: Mary Moran Zeven Title: Secretary		Name: Gary L. French Title: Senior Vice President

SCHEDULE C
TO
ADMINISTRATION AGREEMENT

FUND ADMINISTRATION FEE SCHEDULE
FOR
THE CHINA FUND, INC.

I.	FEES FOR FUND ADMINISTRATION SERVICES:

The following fee schedule is for full administration services for The China Fund, Inc. These services are listed on Schedule B attached to the Agreement. For these services, the fund will be charged according to the following fee schedule:

A.	FIXED FEES

Legal Administration Services described in Schedule B             $100,000

B.	VARIABLE FEES

Average Assets	Annual Fee Expressed in Basis Points: 1/100 of 1%
First $150 Million	14.00
Next $150 Million	12.00
Thereafter	7.00
Minimum Variable Fee	$160,000

Fund Fees:

The average weekly total net assets of the Fund will be used to calculate the fee by multiplying the net assets of the Fund by the basis point fees in the above schedule. The greater of the basis points or the minimum will be accrued to the Fund.

II.	OUT OF POCKET EXPENSES — Include, But May Not Be Limited To:

•	Legal fees, audit fees and other professional fees

•	Postage

•	Supplies related to Fund records

•	Travel and lodging for Board and Operations meetings

•	Preparation of financial statements other than Annual and Semi-Annual Reporting, $3,000 per financial report.

III.	SPECIAL ARRANGEMENTS

Fees for activities of a non-recurring nature such as reorganizations, and/or preparation of special reports will be subject to negotiation. Fees for a change in fund structure (i.e., Core and Feeder) are subject to negotiation.

IV.	TERM OF THE FEE SCHEDULE

The parties agree that this fee schedule shall remain in effect until March 31, 2005 and from year to year thereafter until it is revised as a result of negotiations initiated by either party.